EXHIBIT 99.2

ANNUAL MEETING OF SHAREHOLDERS OF

MOGO INC.

REPORT OF VOTING RESULTS

VIA SEDAR

June 30, 2025

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Inc. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's Annual General Meeting of Shareholders held on June 30, 2025 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller

Gregory Feller

Alex Shan

Christopher Payne

Kees Van Winters

Kristin McAlister

Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	6,744,975	97.55	169,436	2.45
Gregory Feller	6,744,490	97.54	169,921	2.46
Alex Shan	5,947,760	86.02	966,651	13.98
Christopher Payne	4,720,033	68.26	2,194,378	31.74
Kees Van Winters	4,709,670	68.11	2,204,742	31.89
Kristin McAlister	4,710,470	68.13	2,203,942	31.87

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2.	Appointment of Auditor

MNP LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors.

Details of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
9,496,273	99.65	33,373	0.35

3.	Approval of Unallocated Options

The Company’s Stock Option Plan and all unallocated options under the Company’s Stock Option Plan were renewed. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
5,384,086	77.87	1,530,325	22.13

Dated June 30, 2025

MOGO INC.

(signed) “David Feller”

David Feller

Chief Executive Officer

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